NEOPHOTONICS CORPORATION

2911 Zanker Road

San Jose, CA 95134

(408) 232-9200

May 21, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Brandon Hill

Re:	NeoPhotonics Corporation

Form S-1 Registration Statement (File No.333-201180)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective as soon as practicable on May 21, 2015.

In connection with this request, the undersigned registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the undersigned registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NeoPhotonics Corporation

By:	/s/ Clyde Raymond Wallin
Clyde Raymond Wallin
Chief Financial Officer and Senior Vice President